Exhibit 8.1

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PricewaterhouseCoopers LLP
1177 Avenue of the Americas New York NY 10036 Telephone (646) 471 4000 Facsimile (646) 471 4100

Board of Directors

Community Bank System, Inc.

5790 Widewaters Parkway

DeWitt, New York 13214

April 12, 2004

Re: Merger of First Heritage Bank and Community Bank, N.A.

Ladies and Gentlemen:

You have requested the opinion of PricewaterhouseCoopers LLP (“the Firm”) as to certain U.S. Federal income tax consequences of the transaction contemplated by the Agreement and Plan of Merger dated as of January 6, 2004 and the amendment, dated as of March 11, 2004 (together, the “Agreement”), by and among Community Bank System, Inc. (“CBSI”), a Delaware corporation, Community Bank, N.A. (“Community Bank”), a national banking association and direct wholly-owned subsidiary of CBSI, and First Heritage Bank (“First Heritage”), a Pennsylvania chartered bank, as described in detail below. Section I of this letter (the “Opinion Letter”) contains the facts upon which our opinion is based. Section II contains our opinion (the “Opinion”) and certain underlying assumptions, as well as qualifications of, and limitations on, the Opinion.

Unless otherwise indicated, all “section” references used herein refer to the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury regulations promulgated thereunder (the “Regulations”).

I. Facts

CBSI is a publicly traded corporation listed on the New York Stock Exchange (“NYSE”) and trading under the symbol “CBU.” CBSI is a registered bank holding company and the second-largest community banking franchise headquartered in Upstate New York. Community Bank is CBSI’s wholly owned operating subsidiary. First Heritage is a closely-held Pennsylvania chartered bank, with branch offices in Luzerne County.

A. The Merger

Pursuant to the Agreement and in accordance with the National Bank Act, as amended (the “Bank Act”), First Heritage will merge with and into Community Bank (the “Merger”). The Merger will be effective at the time and on the date specified in the certificate of the Comptroller of the Currency approving the Merger and, if applicable, the approval letter issued by the

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Community Bank System, Inc.

April 12, 2004

Pennsylvania Department of Banking (the “Effective Time”). Upon the Merger, First Heritage will cease to exist and Community Bank will continue as the surviving corporation, carrying on First Heritage’s banking business in Pennsylvania under the name of “First Liberty Bank & Trust,” a division of Community Bank.

Subject to the provisions of the Agreement, at the Effective Time, by virtue of the Merger, and without any action on the part of CBSI, Community Bank, First Heritage, or any holder of First Heritage common stock, each share of First Heritage common stock issued and outstanding immediately prior to the Effective Time (other than any share for which dissenters’ rights are exercised under the Bank Act) will be exchanged for such number of shares of CBSI common stock, based on the following exchange ratio (the “Exchange Ratio”): (A) if the CBSI Market Price is greater than $60.60, then 1.898; (B) if the CBSI Market Price is greater than $56.35 but is equal to or less than $60.60, then a quotient (rounded to the nearest one-thousandth) obtained by dividing $115.00 by the CBSI Market Price; (C) if the CBSI Market Price is equal to or greater than $41.65, but is equal to or less than $56.35, then 2.041; (D) if the CBSI Market Price is less than $41.65, but is equal to or greater than $38.50, then a quotient (rounded to the nearest one-thousandth) obtained by dividing $85.00 by the CBSI Market Price; and (E) if the CBSI Market Price is less than $38.50, then 2.208; provided however, that if CBSI shall exercise the Top-Up Right pursuant to Section 7.1(h) of the Agreement, then the exchange ratio shall be a quotient (rounded to the nearest one-thousandth) obtained by dividing $72.86 by the CBSI Market Price. CBSI Market Price shall mean the average closing sale price of a share of the CBSI common stock over the twenty (20) consecutive trading days immediately prior to the Closing Date on the NYSE, as reported in the Wall Street Journal.

The Exchange Ratio will be adjusted proportionately if the outstanding shares of CBSI or First Heritage are changed by reason of any stock split, combination, stock dividend, recapitalization, or reclassification or other similar change between the date of the Merger but prior to the Effective Time.

At the Effective Time, First Heritage’s employee stock options, as defined in section 2.3(b) of the Agreement (“Employee Options”) shall be deemed assumed by CBSI and converted to options to acquire such number of shares of CBSI equal to the product of (x) the number of shares of First Heritage common stock that would have been issued upon exercise of the Employee Options, and (y) the Exchange Ratio; provided, however, that (i) no fractional shares will be issued; (ii) the exercise price shall be equal to the quotient of (w) the exercise price of the Employee Options, divided by (z) the Exchange Ratio (rounded to the nearest one-thousandth); and (iii) the vesting of such Employee Options shall be accelerated so that such Employee Options shall be exercisable in full immediately after the Effective Time. Notwithstanding the foregoing, in the event that any unexpired Employee Options are held by an individual or estate at the Effective Time and the terms of CBSI’s 1994 Long Term

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April 12, 2004

Incentive Compensation Program do not permit such individual or estate to exercise an option thereunder, then such Employee Options shall be converted into the right to receive cash as though such Employee Options were investor options, as defined in section 2.3(a) of the Agreement (“Investor Options”).

Pursuant to the Agreement, at the Effective Time, Investor Options to purchase shares of First Heritage common stock shall be converted into the right to receive cash (payable by check), without interest, in an amount equal to the difference between (i) the product of (x) the number of shares of First Heritage common stock that would have been issuable upon exercise of the Investor Options, and (y) the Exchange Ratio multiplied by the CBSI Market Price, and (ii) the aggregate exercise price of the Investor Options. Each Investor Option, regardless of whether the shares covered thereby have been vested in full prior to the Effective Time, shall be convertible into the right to receive cash in accordance with Section 2.3(a) of the Agreement.

The Agreement also provides that, in lieu of issuing fractional shares, CBSI will pay to each former First Heritage shareholder that would have otherwise received a fractional share of CBSI Common Stock cash equal to such fraction multiplied by the CBSI Market Price.

B. Dissenting Shares

Pursuant to the Agreement, First Heritage shareholders that do not wish to participate in the Merger are entitled to certain rights provided under the PBC. Under the Bank Act, dissenters are entitled to consideration other than an equity interest in CBSI in an amount equal to the fair market value of their interest in First Heritage before the merger. All First Heritage shareholders that perfect their rights as a dissenting shareholder under the PBC will be compensated as such by CBSI. However, the Agreement expressly provides as a condition to the Merger that holders of no more than five (5) percent of the outstanding First Heritage stock will assert their right to dissent in accordance with the PBC.

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Community Bank System, Inc.

April 12, 2004

II. Opinion

For purposes of the Opinion set forth below, we have read and relied upon the copies or originals, certified or otherwise identified, of the following documents, including all schedules and exhibits attached thereto: (i) the Agreement; (ii) the Registration Statement on Form S-4 containing the Proxy Statement/Prospectus prepared by CBSI and First Heritage in connection with the Merger and filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended; and (iii) factual representations in letters dated April 12, 2004 from Charles M. Ertel, Assistant Treasurer of CBSI and James M. O’Brien, Chief Executive Officer of First Heritage, respectively.

In addition, we have assumed that (i) the statement of facts in Section I hereof is a complete and accurate statement of the material facts relating to the Merger, (ii) both CBSI and First Heritage will comply with all reporting obligations with respect to the Merger required under both the Code and the Regulations; and (iii) all signatures on all documents presented to us are genuine, all documents submitted to us as originals or reproductions thereof are accurate originals or reproductions thereof, all information submitted to us was accurate, true and authentic, and all persons executing and delivering originals or copies of documents examined by us were duly authorized and competent to execute and deliver such documents. Any inaccuracy in, or breach of, any of the aforementioned statements, representations, and assumptions, could adversely affect our opinion. No ruling has been (or will be) sought from the Internal Revenue Service by CBSI or First Heritage as to the U.S. federal income tax consequences of any aspect of the Merger.

Based upon and subject to the foregoing as well as the limitations set forth below, it is our opinion that the Merger will constitute a tax-free reorganization described in Section 368(a)(1)(A) and 368(a)(2)(D) of the Code.

[1]	Under section 368(c), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all shares entitled to vote and at least 80 percent of the total number of shares of each class of nonvoting stock of the corporation.
[2]	See note 1.
[3]	“Investment Company” is defined as a regulated investment company, a real estate investment trust, or a corporation 50 percent or more of the value of whose total assets are stock and securities and 80 percent or more of the value of whose total assets are assets held for investment. In making the 50-percent and 80-percent determinations under the preceding sentence, stock and securities in any subsidiary corporation is disregarded and the parent corporation is deemed to own its ratable share of the subsidiary’s assets. A corporation is considered a subsidiary if the parent owns 50 percent or more of the combined voting power of all classes of stock entitled to vote, or 50 percent or more of the total value of shares of all classes of stock outstanding.

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Community Bank System, Inc.

April 12, 2004

As such, the Merger will have the following U.S. federal income tax consequences:

1)	No gain or loss will be recognized by CBSI or Community Bank as a result of the Merger (Treas. Reg. Section 1.1032-2);

2)	CBSI, Community Bank and First Heritage will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code;

3)	No gain or loss will be recognized by First Heritage as a result of the Merger (Section 361(a)(1));

4)	No gain or loss will be recognized by the First Heritage shareholders with respect to shares of CBSI common stock received in exchange for all of their shares of First Heritage (Section 354(a)(1)). First Heritage shareholders will recognize gain or loss with respect to cash received in lieu of fractional shares. The payment of cash in lieu of fractional shares of CBSI common stock will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by CBSI. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed (Rev. Rul. 66-365, 1966-2 C.B. 116, Section 302(a));

5)	The aggregate tax basis of CBSI common stock received by each First Heritage shareholder in the transaction will equal the aggregate tax basis of such shareholder’s First Heritage shares surrendered in the Merger, reduced by the portion of tax basis allocable to any fractional shares (Section 358(a)(1));

6)	The holding period of the CBSI common stock received by the First Heritage shareholders will include the holding period during which the First Heritage common stock surrendered in exchange therefor was held, provided that such stock is held as a capital asset in the hands of the First Heritage shareholders on the date of the exchange (Section 1223(1)).

III. Limitations & Caveats

The conclusions reached in this Opinion represent and are based upon our best judgment regarding the application of federal income tax laws arising under the Internal Revenue Code, judicial decisions, administrative regulations, published rulings and other tax authorities existing as of the date of this opinion. This Opinion is not binding upon the Internal Revenue Service or the courts and there is no guarantee that the Internal Revenue Service will not successfully assert a contrary position. Furthermore, no assurance can be given that future legislative or administrative changes, on either a prospective or retroactive basis, would not

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adversely affect the accuracy of the conclusions stated herein. The Firm undertakes no responsibility to advise any party or shareholder of any new developments in the application or interpretation of the federal income tax laws.

This Opinion is limited to the foregoing federal income tax consequences of the Merger as a reorganization pursuant to Section 368(a)(1)(A) and 368(a)(2)(D) of the Code. This Opinion does not address any federal tax consequences of the transactions set forth herein, or transactions related or proximate to such transactions, except as specifically set forth herein. This Opinion does not address any state, local, foreign, or other tax consequences that may result from any of the transactions set forth herein, or transactions related to such transactions. This Opinion is being furnished to you in connection with the Merger and may not be relied upon for any other transaction or purpose. We hereby consent to the filing of this Opinion as an exhibit to the aforementioned Proxy Statement/Prospectus and to the reference to this firm under the caption “Material United States Federal Income Tax Consequences” in the Proxy Statement/Prospectus.

This Opinion is based upon the representations, documents, facts, and assumptions that have been included or referenced herein and the assumption that such information is, in all material respects, accurate, true, and authentic. This Opinion does not address any transactions other than those described herein. This Opinion does not address any transactions whatsoever if all the transactions described herein are not consummated as described herein without waiver or breach of any provision thereof or if the assumptions set forth herein are not true and accurate at all relevant times. In the event any one of the facts or assumptions is incorrect, in whole or in part, the conclusions reached in this opinion might be adversely affected.

Very Truly Yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP